Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in Exhibit 1 of this Quarterly Report and the section contained in our Annual Report on Form 20-F (our “Annual Report”) — Operating And Financial Review And Prospects”. This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this Quarterly Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” of our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

These risks and uncertainties include factors relating to:

•	the timing or likelihood of regulatory filings and approvals;

•	our expectations regarding regulators’ acceptance of accelerated approval pathways for drisapersen and our follow-on product candidates by the FDA and the EMA;

•
the currently ongoing evaluation of the benefit-to-risk profile of drisapersen treatment across all studies and potential impact on the development and commercial pathway of all our product candidates;

•
the timing and conduct of our trials of drisapersen and our other product candidates, including statements regarding the timing of initiation and completion of the trials and when results of the trials will be made public;

•	our plans to pursue research and development of our product candidates for DMD and product candidates for other indications;

•	the potential advantages of our RNA modulation therapies, in particular drisapersen and our other product candidates for DMD;

•	the clinical utility of drisapersen and our other product candidates;

•	our estimates regarding the market opportunity for drisapersen and our other product candidates;

•	our ability to establish sales, marketing and distribution capabilities;

•	our ability to establish and maintain manufacturing arrangements for our product candidates;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	the impact of government laws and regulations;

•	our competitive position; and

•	other risk factors discussed under “Risk Factors” included in our Annual Report on Form 20-F.

On September 20, 2013, we announced that the drisapersen Phase III study did not meet its primary endpoint. We are currently working to complete a full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies (“the evaluation”) which will include analyses of pooled results from various drisapersen studies.

Exhibit 2

The outcome of the evaluation may have a material impact on the further development of drisapersen and other DMD compounds. A negative outcome of the evaluation could alter our development plans and financial results in the upcoming period.

On January 16, 2014, the Company reported preliminary data on the overall clinical program for drisapersen. On March 17, 2014 we reported 48-week data from our U.S.-based, Phase II placebo-controlled study (DMD114876 or DEMAND V) of our lead compound, drisapersen. The results of this study suggest that, compared to placebo, boys in the higher-dose drisapersen group (6 mg/kg once weekly) experienced stabilization and even improvements in their muscle function and physical activity as measured by the six-minute walk test (6MWT) for the 24-week treatment phase and maintained this improvement during the 24-week follow-up period. Additionally, when evaluating the percent-predicted six-minute walk distance (6MWD), a clinically meaningful treatment difference was observed at week 24 and at week 48.

Results of Operations - Comparison of the Three Months Ended March 31, 2014 and 2013

	Three months ended March 31,
	2014	2013	Change
	(€ in thousands)		%
License revenue	14,695	1,407	944.4
Collaboration revenue	60	993	(94.0)
Total revenue	14,755	2,400	514.8
Other income	237	1	23,600.0
Research and development expense	(5,257)	(4,060)	29.5
General and administrative expense	(2,455)	(1,795)	36.8
Other gains - net	24	1	2,300.0
Operating gain/(loss)	7,304	(3,453)	(311.5)
Finance income	227	192	18.2
Finance costs	(241)	(188)	28.2
Finance income/(cost) – net	(14)	4	(450.0)
Net income/(loss)	7,290	(3,449)	(311.4)

License Revenue

From October 2009 to January 2014, we operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in our DMD portfolio. Under the collaboration agreement, GSK paid us a total of £41.5 million (€47.4 million) in upfront and milestone payments and GSK was responsible for all costs of clinical development of drisapersen.

In January 2014, we and GSK mutually terminated the collaboration pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to us certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of our products.

License revenue increased €13.3 million in the three months ended March 31, 2014, compared to the corresponding period in 2013 due to the termination of the collaboration agreement and the release of deferred revenue balances.

Collaboration Revenue

Collaboration revenue is revenue from contracts, typically for research and development activities related to the services provided under the GSK Agreement. The decrease in collaboration revenue to €0.1 million in the three months period ended March 31, 2014 from €1.0 million in the three months period ended March 31, 2013 is due to the termination of the agreement with GSK effective January 12, 2014.

The timing of our operating cash flows may vary significantly from the recognition of the related cash flows, as the revenue from some upfront or initiation payments is deferred and recognized as revenue when earned, while other revenue is earned when received, such as milestone payments or service fees. Our revenue has varied, and varies substantially from quarter to quarter and year to year, depending upon, among other things, the number of milestones achieved and the level of revenues earned for ongoing development efforts. Pursuant to the termination of our collaboration with GSK, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate with our partners will impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Exhibit 2

Other income

Other income for the three months ended March 31, 2014, amounts to €0.2 million (three months ended March 31, 2013: nil). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (“FP7”) research grants from the European Commission, and we have also received governmental research subsidies. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and will be recognized in other income over the periods when expenses are incurred.

Research and Development Expense for the three months ended March 31, 2014 and 2013

Project expenses by project	Three months ended March 31,
	2014	2013	Change
	(€ in thousands)%
DMD Projects	3,223	2,520	27.9
PRO044	115	364	(68.4)
PRO045 and PRO053	1,383	970	42.6
Other DMD projects	1,725	1,186	45.4
Non-DMD projects	323	286	12.9
Infrastructure costs	1,711	1,254	36.4
Total	5,257	4,060	29.5

Research and development expense increased from €4.1 million in the three months ended March 31, 2013 to €5.3 million in the three months ended March 31, 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variance in our research and development expense during the three months ended March 31, 2014, and the corresponding period in 2013 is primarily related to the following projects:

•
DMD projects. PRO044 has completed a Phase I/II study in Europe, and results were presented in October 2013; an extension study for PRO044 is planned for the 2nd half of this year, which resulted in lower expenses in the three month period ended March 31, 2014 compared to corresponding period in 2013. During the three month period ended March 31, 2014, we incurred expenses for the Phase I/II studies of both PRO045 and PRO053. Our research and development expenses increased substantially in connection with these clinical trials. In the three month period ended March 31, 2014 we also incurred research and development expenses for drisapersen as a result of the termination of the research and collaboration agreement with GSK, in addition to expenses for our other DMD projects, such as Natural History, PROSPECT, PRO052 and PRO055.The DMD project expenses mainly consist of salaries, costs for production of the compounds and costs paid to contract research organizations.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced in vivo proof-of-concept studies.

•
Infrastructure cost: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs so they are not allocated to specific projects. These costs were higher in the three month period ended March 31, 2014, compared to the corresponding period in 2013, due higher intellectual property cost and the expansion of our development and regulatory capabilities directly impacted by the termination of the research and collaboration agreement with GSK.

Exhibit 2

General and Administrative Expense

General and administrative expense increased from €1.8 million to €2.5 million in the three months ended March 31, 2013 and 2014, respectively. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company.

Other Gains-net

Other gains mainly related to currency effects on outstanding receivables in the three months ended March 31, 2014, and were insignificant in the three months ended March 31, 2013.

Finance Income

Finance income increased € 40 thousand in the three months ended March 31, 2014, compared to the three months ended March 31, 2013 due to higher cash balances offset by lower interest rates.

Finance Cost

Finance cost increased €0.1 million in the three months ended March 31, 2014, compared to the three months ended March 31, 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in the three month period ended March 31, 2014.

Liquidity and Capital Resources

To date, we have financed our operations through private placements and our initial public offering of our equity securities, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans.

Cash Flows

Our cash and cash equivalents as of March 31, 2014, were €77.4 million. The table below summarizes our consolidated unaudited statement of cash flows for each of the three month periods ended March 31, 2014 and 2013:

	Three months ended March 31,
	2014	2013
	(€ in thousands)
Net cash (used in)/generated from operating activities	(4,834)	(4,329)
Net cash (used in)/generated from investing activities	(57)	(195)
Net cash (used in)/generated from financing activities	71	(87)
Net increase (decrease) in cash and cash equivalents	(4,820)	(4,611)
Currency effect cash and cash equivalents	11	(12)
Cash, cash equivalents and bank overdrafts at the beginning of the period	82,232	40,738
Cash, cash equivalents and bank overdrafts at the end of the period	77,423	36,115

The net cash used in operating activities of €4.8 million in the three months ended March 31, 2014, increased from net cash used in operating activities of €4.3 million in 2013 mainly due to a higher operating loss excluding license income and share based compensation expenses (both non-cash items) for an amount of €2.0 million, less interest received in the amount of €0.1 million and increased cash generated from changes in working capital for an amount of €1.6 million. For an explanation of the operating loss, please see “Results of Operations”.

The net cash used in investing activities decreased to €0.1 million in the three months ended March 31, 2014 from €0.2 million in the three months ended March 31, 2013 due to lower investments in fixed assets.

The increase in net cash generated from financing activities to €0.1 million in the three months ended March 31, 2014 from a net cash used of €0.1 million in the three months ended March 31, 2013 is due to proceeds received from issuance of share capital of €0.1 million for options exercised under our share-based compensation plans and proceeds received from a loan installment of €0.1 million in the three month period ended March 31, 2014 compared to minimal financing activities in the three month period ended March 31, 2013.

Exhibit 2

Funding Requirements

Our funding requirements may vary substantially from the periods presented in this report. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. Following the mutual termination of the collaboration in January 2014, we will bear the full cost of any additional clinical trials of drisapersen and our other DMD product candidates and will receive no future payments under the collaboration other than those accrued on the date of the termination. Furthermore we continued to work to fully complete an evaluation of all data and patient groups across all DMD studies with drisapersen and to engage collaboratively with patient groups, clinical experts and regulators to understand the benefit-to-risk ratio of drisapersen therapy. Following positive feedback from patients and investigators regarding the willingness and desire of patients to go back on drisapersen and encouraging analyses of clinical trial data, we intend to re-dose an initial cohort of boys in the third quarter of 2014. We have made significant progress in the transition of the program from our former partner, GSK, and we expect to communicate on a possible regulatory path forward for drisapersen before the end of June, 2014. If the FDA or EMA were to require us to conduct additional studies of drisapersen in order to support an application for marketing approval, or require us to conduct additional preclinical and clinical studies beyond those that we currently anticipate will be required to complete clinical development of our other DMD product candidates, we could be required to expend significant additional financial resources and time on the completion of the clinical development of drisapersen and the rest of our DMD portfolio. Depending on the outcome of our evaluation of drisapersen, our research and development expense may change substantially. In addition, we expect that our research and development expense in relation to our non-DMD product candidates will increase as we further advance that portfolio.

We believe that our existing cash and cash equivalents and research funding that we expect to receive will be sufficient to fund our operating expenses, debt service obligations and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●
the time and costs involved in obtaining regulatory approval for drisapersen as well our other compounds and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these compounds;

●	the progress, timing and completion of preclinical testing and clinical trials for any current or future compounds, including our DMD compounds;

●	the number of potential new compounds we identify and decide to develop;

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

●
selling and marketing activities undertaken in connection with the anticipated commercialization of our DMD compounds and any other current or future compounds, and costs involved in the creation of an effective sales and marketing organization; and

●	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

Capital Expenditures

The following table sets forth our capital expenditures for the three months ended March 31, 2014 and 2013.

Exhibit 2

	Three months ended March 31
	2014	2013
Investments in tangible fixed assets	45	167
Investments in intangible assets	12	28
Total	57	195

We plan to make investments during the remainder of 2014 to enhance our research and development capacity. The total investments will depend on a possible path forward of drisapersen. For the three months period ended March 31, 2014, we invested €0.1 million in tangible and intangible fixed assets.

Exhibit 2

JOBS Act exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;

•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

•
not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

•
not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.